TRAFFIC AND CAPACITY STATISTICS - OCTOBER 2002

Summary of the headline figures

Comparisons of October 2002 traffic and capacity statistics with October 2001 must take into account the impact and aftermath of the terrorist attacks in the United States. In October 2002, overall load factor improved by 10.0 points to 68.5 per cent. Passenger capacity, measured in Available Seat Kilometres, was 4.0 per cent below October 2001 while traffic, measured in Revenue Passenger Kilometres, rose by 11.0 per cent. This resulted in a passenger load factor improvement of 9.8 points versus last year, to 73.0 per cent. The rise in traffic comprised a 26.3 per cent increase in premium traffic and an 8.5 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, increased by 15.7 per cent.

Market conditions

The overall market outlook remains unchanged.

Strategic developments

British Airways announced the start of the first ever scheduled airline service between the UK and Angola. The weekly service to the Angolan capital, Luanda began on November 1, 2002. Flights will depart from London’s Heathrow airport on a Friday and return from Luanda’s 4 de Fevererio International airport on a Saturday. The services will be operated by a Boeing 777 aircraft with a three cabin configuration, First, Club World and World Traveller.

British Airways and its oneworld partner, Iberia, expanded their codesharing arrangements. From the start of the winter schedule on 27 October, 2002, the Iberia code was added to all British Airways flights from London, Heathrow to Madrid and Barcelona and the British Airways code was added to Iberia flights on the same routes. This means there will be 11 flights a day from Heathrow to Madrid and eight daily flights to Barcelona. This is the first phase in the airlines’ wide ranging commercial agreement which was signed in July 2002 and aims to deepen the relationship between the two businesses. The airlines began working together in 1999 and now codeshare on around 40 UK and internationals routes with sales representation for each other in 27 countries world-wide.

The British Airways London Eye launched a new website, at www.ba-londoneye.com, which is designed to be more interactive and user friendly to enable faster, easier booking on-line.

November 5, 2002

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

	Month of October				Financial year to date
					April through October
			Change				Change
	2002	2001	(%)		2002	2001	(%)

Passengers carried (000)
UK/Europe	2407	2257	+6.6		16727	17604	-5.0
Americas	569	471	+20.8		4062	4145	-2.0
Asia Pacific	139	132	+5.2		933	1039	-10.2
Africa and Middle East	213	198	+7.7		1462	1673	-12.6
Total	3327	3057	+8.8		23184	24461	-5.2

Revenue passenger km (m)
UK/Europe	1880	1773	+6.0		13281	14355	-7.5
Americas	3825	3237	+18.2		27355	28245	-3.2
Asia Pacific	1398	1327	+5.4		9512	10357	-8.2
Africa and Middle East	1455	1376	+5.7		9760	11223	-13.0
Total	8558	7713	+11.0		59907	64181	-6.7

Available seat km (m)
UK/Europe	2740	3113	-12.0		18815	22100	-14.9
Americas	5183	5102	+1.6		36666	38769	-5.4
Asia Pacific	1775	1949	-8.9		12144	14060	-13.6
Africa and Middle East	2025	2050	-1.2		13975	15980	-12.5
Total	11723	12213	-4.0		81600	90908	-10.2

Passenger load factor (%)
UK/Europe	68.6	57.0	+11.6	pts	70.6	65.0	+5.6	pts
Americas	73.8	63.4	+10.4	pts	74.6	72.9	+1.7	pts
Asia Pacific	78.8	68.1	+10.7	pts	78.3	73.7	+4.6	pts
Africa and Middle East	71.8	67.1	+4.7	pts	69.8	70.2	-0.4	pts
Total	73.0	63.2	+9.8	pts	73.4	70.6	+2.8	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	377	326	+15.7		2481	2356	+5.3
Total RTK	1227	1092	+12.4		8460	8745	-3.3
Available tonne km (m)	1790	1866	-4.1		12527	13770	-9.0

Overall load factor (%)	68.5	58.5	+10.0	pts	67.5	63.5	+4.0	pts

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company’s ‘Future Size and Shape’ programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation the Company’s Report on Form 20-F for the year ended March 2002.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602